AMENDMENT NO. 5 TO

THE STANDARD TERMS AND CONDITIONS OF TRUST

This Amendment No. 5 to the Standard Terms and Conditions of Trust, dated as of August 2, 2017 (“Amendment No. 5”), by and between Invesco PowerShares Capital Management LLC, as sponsor (in such capacity, the “Sponsor”), and The Bank of New York Mellon, as trustee (in such capacity, the “Trustee”), amends the Standard Terms and Conditions of Trust dated as of March 1, 1999, and effective as of March 4, 1999, as amended on April 17, 2001, February 4, 2004, January 1, 2006 and November 16, 2012 (collectively, the “Standard Terms”), by and between the Sponsor, or its predecessor as sponsor, and the Trustee of PowerShares QQQ TrustSM, Series I (the “Trust”). Defined terms used herein and not otherwise defined shall have the meaning assigned to such terms in the Standard Terms.

WITNESSETH THAT:

WHEREAS Section 10.01(a)(l) of the Standard Terms authorizes the Trust’s sponsor and trustee to amend the Standard Terms, without the consent of the Beneficial Owners, “to make such other provisions in regard to matters or questions arising thereunder as will not adversely affect the interests of Beneficial Owners”; and

WHEREAS the Trust’s sponsor and trustee have entered into four prior amendments to the Standard Terms, dated April 17, 2001, February 4, 2004, January 1, 2006 and November 16, 2012 ; and

WHEREAS the Standard Terms does not address the disposition of Income Net of Expense Amount payments to the Trust in connection with Portfolio Deposits and the Trustee has determined, and the Sponsor has agreed, that it is in the best interest of the Beneficial Owners that such amounts be invested rather than distributed; and

WHEREAS the Sponsor and the Trustee desire that the Sponsor have the authority to designate from time to time the independent registered public accounting firm which will audit the accounts of the Trust Fund; and

WHEREAS the Sponsor and the Trustee desire to revise the provisions relating to the time for settlement of creation and redemption transactions to comply with the requirements of a two business day settlement cycle (currently scheduled to occur on September 5, 2017) and to change the Ex-Dividend Date; and

WHEREAS the Sponsor and the Trustee also desire to provide for the delivery of notices of amendments by inclusion in the Trust’s annual report; and

WHEREAS the Sponsor and the Trustee now desire to further amend the Standard Terms as provided herein.

NOW, THEREFORE, in consideration of the premises the Sponsor and the Trustee agree to amend the Standard Terms as follows:

1.	The second sentence of paragraph (d) of Section 2.04, “Portfolio and Portfolio Deposit Adjustments,” is amended to read in its entirety as follows:

As a result of the purchase and sale of securities in accordance with these requirements, or the creation or redemption of Creation Units, the Trust may hold some amount of residual cash (other than cash held temporarily due to timing differences between the sale and purchase of securities or cash delivered in lieu of Index Securities or undistributed income or undistributed capital gains), including cash received in respect of Income Net of Expense Amount payments to the Trust in connection with Portfolio Deposits, which residual cash amount shall not exceed for more than five (5) consecutive Business Days 5/10ths of 1 percent of the aggregate value of the Securities.

2.	Paragraph (a) of Section 3.01, “Collection of Income,” is amended to read in its entirety as follows:

(a) The Trustee shall collect, or claim on, any Income on the Securities as it becomes payable (including the Income Net of Expense Amount (when such amount is paid to the Trustee on behalf of the Trust by a creator of PowerShares QQQ SharesSM) and that part of the proceeds of the sale or liquidation of any of the Securities which represents accrued dividends or distributions and capital gains thereon). Income so collected, exclusive of the Income Net of Expense Amount received in connection with Portfolio Deposits, shall be held uninvested until distributed pursuant to the provisions of this Agreement. The Trustee shall accrue all Income to the Trust as of the date on which the Trust is entitled to such Income as a holder of record of the Securities. Funds representing collection of Income Net of Expense Amounts in connection with Portfolio Deposits shall be held for investment pursuant to Section 2.04(d).

3.	Effective for the distribution to be made on the October 31, 2017 and subsequent Dividend Payment Dates, the first three sentences of paragraph (g) of Section 3.04, “Certain Deductions and Distributions,” are amended to read in their entirety as follows:

The Trustee shall compute on a daily basis the dividends accumulated and declared for the Securities within each Accumulation Period. For the avoidance of doubt, amounts received in respect of Income Net of Expense Amount payments to the Trust in connection with Portfolio Deposits are excluded from the calculation of dividends accumulated and declared for the Securities within each Accumulation Period as used in the preceding sentence and referenced hereafter in this paragraph. The regular quarterly ex-dividend date for PowerShares QQQ Trust will be the first Business Day subsequent to the third Friday in each of March, June, September and December (the “Ex-Dividend Date”). Beneficial Owners as reflected on the records of the Depository and the DTC Participants on the first (1st) Business Day following the Ex-Dividend Date (the “Record Date”) will be entitled to receive an amount (if any) representing dividends accumulated on the Securities through the quarterly Accumulation Period which ends on the Business

Day-preceding such Ex-Dividend Date (including securities with ex-dividend dates falling within such quarterly dividend period) and other income, if any, received by the Trust, net of fees and expenses of the Trust, accrued daily for such period.

4.	Paragraph (c) of Section 5.01, “Redemption of PowerShares QQQ SharesSM in Creation Unit Size Aggregations,” is amended to add the following sentence as the fifth sentence of such paragraph:

For the avoidance of doubt, as used in the preceding sentence, ‘Income Net of Expense Amount’ refers to dividends accumulated and declared for the Securities held by the Trust and does not include Income Net of Expense Amount payments to the Trust in connection with Portfolio Deposits.

5.	The third sentence of paragraph (f) of Section 8.01, “General Definition of Trustee’s Rights, Duties and Responsibilities,” is amended to read in its entirety as follows:

The accounts of the Trust Fund shall be audited, as required by law, by an independent registered public accounting firm designated from time to time by the Sponsor, and the report of such accountants shall be furnished by the Trustee to Beneficial Owners via the Depository as described in Section 3.11 in accordance with Section 3.05 upon request.

6.	For all orders to create or redeem PowerShares QQQ SharesSM which are placed and accepted on or after such day as the settlement cycle for most broker-dealer securities transactions is changed from a three business day settlement cycle to a two business day settlement cycle (such change is currently scheduled to occur on September 5, 2017), paragraph (e) of Section 2.03, “Creation and Issuance of Creation Units,” and paragraph (c) of Section 5.01 “Redemption of Powershares QQQ SharesSM in Creation Unit Size Aggregations,” are amended to substitute “second (2nd)” for “third (3rd)” in each place the latter appears. Paragraph (d) of Section 2.03 is amended to substitute “two (2) NSCC Business Days” for “three (3) NSCC Business Days” where the latter appears.

7.	Paragraph (b) of Section 10.01 , “Amendment and Waiver,” is amended to read in its entirety as follows:

If directed by the Sponsor, the Trustee shall, promptly after the execution of any such amendment, receive from the Depository, pursuant to the terms of the Depository Agreement, a list of all DTC Participants holding PowerShares QQQ SharesSM. The Trustee shall inquire of each such DTC Participant as to the number of Beneficial Owners for whom such DTC Participant holds PowerShares QQQ SharesSM, and provide each such DTC Participant with sufficient copies of a written notice of the substance of such amendment for transmittal by each such DTC Participant to such Beneficial Owners. Notice of any amendment which the Sponsor does not direct to be delivered pursuant to the preceding sentence shall be published on the Sponsor’s website promptly following execution of the amendment and shall be included in the annual report provided to Beneficial Owners pursuant to Section 3.05 hereof.

8.	Pursuant to Section 10.01 of the Standard Terms, the parties hereby agree that this Amendment No. 5 is made in compliance with the provisions of Section 10.01 (a) thereof and that the parties hereto have determined in good faith that the amendments contained in this Amendment No. 5 will not adversely affect the interests of the Beneficial Owners.

9.	Pursuant to Section 10.01 of the Standard Terms, the Trustee agrees that it shall promptly furnish each DTC Participant with sufficient copies of a written notice of the substance of the terms of this Amendment No. 5 for transmittal by each such DTC Participant to the Beneficial Owners of the Trust.

10.	Except as amended hereby, the Standard Terms as now in effect are in all respects ratified and confirmed hereby. This Amendment No. 5 and all of its provisions shall be deemed to be a part of the Standard Terms, and the Standard Terms, as amended hereby and previously amended, are incorporated in and amend the Trust Indenture and Agreement dated as of March 4, 1999, as previously amended by Amendment No. 1 thereto, dated March 4, 2007.

11.	This Amendment No. 5 shall be governed by and construed in accordance with the laws of the State of New York without regard to conflicts of laws thereof, and all laws or rules of construction of such State shall govern the rights of the panics thereto and the Beneficial Owners and the interpretation of the provisions hereof.

12.	This Amendment No. 5 may be executed in any number of counterparts, each of which, when so executed and delivered, shall be an original, but all such counterparts shall together constitute but one and the same Amendment No. 5. Each of the parties hereto acknowledges having received an executed counterpart of this Amendment No. 5. Facsimile and PDF or other similar format signatures shall be acceptable and binding.

[Signature Page Follows]

IN WITNESS WHEREOF, the parties hereto have caused this Amendment No. 5 to be duly executed as of the day and year set forth herein.

Invesco PowerShares Capital Management LLC. as Sponsor

By:	/s/ Steven M. Hill
	Name:	Steven M. Hill
	Title:	Head of Global ETF Administration

Bank of New York Mellon, as Trustee

By:	/s/ Thomas Porrazo
	Name:	Thomas Porrazo
	Title:	Managing Director